EXHIBIT 4

December 17, 2007

Board of Directors

Radyne Corporation

c/o Corporate Secretary

3138 East Elwood Street

Phoenix, AZ 85034

                    Re:      Intent to Nominate Alternative Directors & Demand for Shareholder List

Dear Radyne Directors:

Discovery Equity Partners, L.P. (“Discovery”) received your counsel’s letter denying our lawful right to review Radyne’s books and records on the specific matter of previous offers to acquire the Company.  Your failure to be forthright with this information confirms to us that the Board has refused to consider offers for Radyne that would provide a significant premium to shareholders.

We have sound reason to believe that several qualified suitors have approached Radyne with a desire to pay all shareholders a price that significantly exceeds the trading price of Radyne stock. We also believe that the Board categorically dismissed these bona fide offers without serious consideration.  As a result, the Board has not fulfilled its duties to evaluate all alternatives available for shareholders.  If such  an objective evaluation existed, you would have offered to share it with us, one of your largest shareholders.

We no longer have confidence that the current Board will diligently uphold the interests of the Company’s public shareholders. The Radyne Board is in severe need of Directors that will seek to explore all alternatives in the interest of all shareholders. Discovery therefore intends to nominate alternative candidates for election to Radyne’s Board of Directors at the 2008 Radyne annual meeting.  We plan to provide specifics on these nominees within the time frame specified in the Radyne By-Laws.

Discovery, as a stockholder of Radyne,  hereby demands under Section 220 of the Delaware General Corporation Law that Radyne allow Discovery’s proxy solicitors or counsel, or such other person or persons as such proxy solicitors or counsel may designate to you in writing, to examine and to make copies and extracts from, the following:

1.                                       Radyne’s list of its stockholders as of a current date, certified by Radyne’s transfer agent and showing the name and address of each shareholder and the number of and series of shares held by each shareholder.

2.                                       Copies of each of the following information or documents to the extent such information or documents are in the Radyne’s possession or can reasonably be obtained by Radyne:

                                (a)  any information concerning the number and identity of the beneficial owners of Radyne’s shares that can be obtained from the nominees of any central depository for such shares, such as CEDE & Co. (any such information, a “CEDE List”),

                                (b)  any non-objecting beneficial owner list (a “NOBO List”) produced pursuant to Rule 14b-1 of the Securities and Exchange Commission (the “SEC”) from those brokers and other institutions that hold Radyne’s shares on behalf of the beneficial owners thereof, including the names, addresses and shareholdings of each non-objecting beneficial owner so listed,

                                (c)  any consenting or non-objecting beneficial owner list (a “COBO List”) produced pursuant to SEC Rule 14b-2 from those banks that hold Radyne’s shares on behalf of the beneficial owners thereof, including the names, addresses and shareholdings of each consenting or non-objecting beneficial owner so listed (a “COBO List”), and

                                (d)  any daily transfer list or sheet (a “Daily Transfer List”) showing changes in Radyne’s beneficial owners from the information set forth in the aforementioned CEDE Lists, NOBO Lists and COBO Lists.

To the extent that Radyne or any of its agents acquires any CEDE List, NOBO List, COBO List or Daily Transfer List relating to Radyne’s stockholders after it shall have complied with this request, this request shall constitute a request to examine and make copies of such list not later than five business days after Radyne obtains such materials.

The purpose of the inspection demand set forth above is to enable Discovery, as a stockholder of Radyne, to contact other record and/or beneficial owners of Radyne’s shares for the purpose of communicating with those owners regarding the election of directors at Radyne’s 2008 Annual Meeting of Stockholders and other matters pertinent to that meeting.

The undersigned affirms that the statements made in this letter are true, and that the documentary evidence of beneficial ownership of Radyne common stock by Discovery previously provided by Discovery to Radyne is a true and correct copy of what it purports to be and remains true and correct on the date hereof, in each case under penalty of perjury under the laws of the United States.

Sincerely,

Discovery Equity Partners, L.P.

By:	Discovery Group I, LLC,
its General Partner

By:	/s/ Michael R. Murphy
Michael R. Murphy
Managing Member

SPECIAL NOTE TO RADYNE STOCKHOLDERS

In connection with the upcoming 2008 Annual Meeting of Stockholders of Radyne Corporation (“Radyne”), Discovery Equity Partners, L.P.and certain related parties (“Discovery Group”) may file a proxy statement with the Securities and Exchange Commission (the “SEC”) to solicit stockholders of Radyne with respect to the election of directors and/or one or more stockholder proposals.

RADYNE STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN AND IF AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Radyne stockholders may obtain a free copy of the proxy statement and other material (when and if available) and any other documents that may be filed by Discovery Group in connection with the 2008 Annual Meeting of Stockholders of Radyne for free at the Internet website maintained by the SEC at www.sec.gov.  In addition, if the proxy statement is filed, Discovery Group will make additional copies of the proxy statement and any amendments to the proxy statement available for free to the stockholders of Radyne.  Please direct your request for the proxy statement to Discovery Group, 191 North Wacker Drive, Suite 1685, Chicago, IL 60606, Attention: Michael Murphy, Tel.: (312) 265-9600.

In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the persons who may be deemed participants in any proxy solicitation in connection with Radyne’s 2008 Annual Meeting of Stockholders that Discovery Group may engage in are as follows: Discovery Equity Partners, L.P., Discovery Group I, LLC., Daniel J. Donoghue and Michael R. Murphy.  The number of shares of Radyne common stock beneficially owned by these persons as of December 17, 2007 is as follows: Discovery Equity Partners, L.P. (1,391,192), Discovery Group I, LLC (1,618,427), Daniel J. Donoghue (1,618,427) and Michael R. Murphy (1,618,427).